
September 1, 2021

Jiawen Miao
Chief Executive Officer
Harden Technologies Inc.
No. 3 Chuangye Road
Torch Development Zone
Zhongshan City
PR China 528400

> **Re: Harden Technologies Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 4, 2021**
> **CIK No. 0001873723**

Dear Mr. Miao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to

the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Prospectus Summary, page 1

2.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Prospectus Conventions, page 8

4.   You state that you have not independently verified statistics by third-party sources regarding China's expectations of growth. Please note that you are responsible for the entire contents of the registration statement. Revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market and industry data included in your disclosures.

Risk Factors, page 10

5.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-

based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Our business is dependent on third-party suppliers..., page 11

7. We note that one supplier accounted for approximately 12% of the company's total purchases for the year ended December 31, 2020. We also note that one customer accounted for approximately 11% of your total revenues in 2020. Please disclose the material terms of your agreements with such supplier and such customer, including the term, termination provisions and any minimum purchase requirements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

8. In regard to revenues, you indicate the increase was primarily attributable to an increased customer base and more equipment sold. Please revise to quantify the amount of revenue growth attributable to new customers versus existing customers, and to the change in volume and mix of industrial shredders sold. Refer to Section III.D of SEC Release No. 33-6835.

Our Business
Facility, page 63

9. Please file your lease as an exhibit to your registration statement. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Principal Shareholders, page 85

10. Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by 8Sections International, Lukay International Ltd., Broadsail International Ltd., Redarmor Ltd. and Hinomoto Ltd.

11. Please disclose the portion of the company's securities held in the United States and the number of record holders in the United States. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Note 1. Organization and Business Description, page F-8

12. We note that you are incorporated in the British Virgin Islands; however, your assets and operations are located in the PRC, which restricts the transfer of assets or dividends outside that country. As such, tell us how you considered Rule 5-04 of Regulation S-X in determining whether audited information for the parent company only is required. Similarly, tell us how you considered the requirements of Rule 4-08(e)(3) of Regulation S-X to include a discussion of these restrictions in the financial statement footnotes.

Revenue Recognition, page F-12

13. Please describe your consideration regarding providing additional disaggregated revenue from contracts with customers pursuant to ASC 606-10-50-5 and 55-89 through 55-91. In this regard, we note discussion on page 61 of your different types of customers, as well as discussion on page 59 of the diversified line of shredder equipment offered. We further note that ASC 606 does not limit selecting only a single basis of disaggregation from paragraph 55-91.

Note 10. Related Party Transactions, page F-20

14. Please revise to clarify the nature of your related party purchases, in particular purchases from Demark. If applicable, please separately present cost of sales and operating expenses associated with related parties on the face of the income statements. We refer you to Rule 5-03(b)(2) of Regulation S-X.

Note 14. Subsequent Events, page F-24

15. Please revise to disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Matthew B. Chmiel, Esq.